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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

PDS GAMING CORPORATION
(Name of the Issuer)

PDS Gaming Corporation PDS Holding Co., Inc. PDS Acquisition Sub, LLC	Johan P. Finley Lona M. B. Finley Peter D. Cleary
(Names of Persons Filing Statement)

Common Stock, $.01 par value
(Title of Class of Securities)

69329T105
(CUSIP Number of Class of Securities)

Johan P. Finley
PDS Gaming Corporation
6171 McLeod Drive
Las Vegas, Nevada 89120
(702) 736-0700
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Bryan Cave LLP Brian A. Sullivan, Esq. 120 Broadway Suite 300 Santa Monica, California 90401 (310) 576-2100	Dorsey & Whitney LLP Kathleen Prudhomme, Esq. 50 South Sixth Street Suite 1500 Minneapolis, Minnesota 55402 (612) 340-2600

        This statement is filed in connection with (check the appropriate box):

a.
☒    The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

b.
☐    The filing of a registration statement under the Securities Act of 1933.

c.
☐    A tender offer.

d.
☐    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$7,549,145	$956.48
*
For purposes of calculating the filing fee only, the transaction value was based upon the sum of (a) the product of 2,710,550 common shares and the total cash merger consideration of $2.75 per share, and (b) the difference between (i) the product of $2.61 and the 155,700 common shares subject to outstanding stock options for which the exercise price per share is less than $2.61 and (ii) the product of the weighted average exercise price per share of such stock options and the number of such shares.

**
In accordance with Section 13(e)(3) of the Act, the filing fee was determined by multiplying the transaction valuation by .0001267.

☒
Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$956.48
Form or Registration No.:	Schedule 13E-3-Rule 13E-3 Transaction Statement
Filing Party:	PDS Gaming Corporation
Date Filed:	June 10, 2004

INTRODUCTION

        This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Amended Schedule 13E-3") is being filed by PDS Gaming Corporation, a Minnesota corporation (the "Company") and the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, PDS Holding Co., Inc., a Nevada corporation ("PDSH"), PDS Acquisition Sub, LLC, a Nevada limited liability company wholly owned by PDSH ("PDSA"), Johan P. Finley, Lona M. B. Finley and Peter D. Cleary. This Amended Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of April 14, 2004 (the "Merger Agreement"), by and among the Company, PDSH and PDSA, pursuant to which PDSA will be merged (the "Merger") with and into the Company, with the Company as the surviving corporation.

        Under the terms and subject to the conditions of the Merger Agreement, (a) each outstanding share of the Company's common stock, $.01 par value per share, other than shares held by PDSH, will be converted into the right to receive, without interest, and less applicable withholding taxes, if any, (i) cash in the amount of $1.25 upon the consummation of the Merger, and (ii) a nontransferable deferred payment right representing the right to receive $0.50 (subject to a specified present value discount in the event of prepayment by the Company) on each of the first three anniversaries of such consummation; and (b) each outstanding option to acquire a share of the Company's common stock having an exercise price less than $2.61 will be converted into the right to receive an amount equal to $2.61 minus the exercise price of said option.

        Concurrently with the filing of this Amended Schedule 13E-3, the Company is filing with the Securities and Exchange Commission (the "SEC") an amendment to a preliminary proxy statement (as amended thereby, the "Proxy Statement") under Regulation 14A of the Act relating to the special meeting of shareholders of the Company at which the shareholders of the Company will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. The Proxy Statement and the Merger Agreement, attached thereto as Annex A, are incorporated by reference herein. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items so numbered contained in Regulation M-A promulgated by the SEC.

        The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference in this Amended Schedule 13E-3 in its entirety, and the responses to each Item herein are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement is in preliminary form and is subject to completion or amendment.

        All information contained in this Amended Schedule 13E-3 relating to a particular person filing hereunder has been provided by such individual or entity for inclusion herein.

ITEM 1.    SUMMARY TERM SHEET.

  ITEM 1001

  The information contained in the section of the Proxy Statement entitled SUMMARY TERM SHEET is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

  ITEM 1002

      (a)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SUMMARY TERM SHEET—The Parties

      THE PARTIES

      (b)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SUMMARY TERM SHEET—Required Vote

      INFORMATION CONCERNING THE SPECIAL MEETING—Record Date; Voting at the Meeting; Quorum

      INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote

      (c)    The information contained in the section of the Proxy Statement entitled SPECIAL FACTORS—Comparative Market Price Data is incorporated herein by reference.

      (d)    The information contained in the section of the Proxy Statement entitled SPECIAL FACTORS—Dividends is incorporated herein by reference.

      (e)    None.

      (f)    The information contained in the section of the Proxy Statement entitled SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSONS.

  ITEM 1003

      (a)-(b)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SUMMARY TERM SHEET—The Parties

      SUMMARY TERM SHEET—Security Ownership of Certain Beneficial Owners and Management

      THE PARTIES

      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      (c)(1)-(c)(2)    The information contained in Item 10 of Part III of the Annual Report on Form 10-K of PDS Gaming Corporation, filed with the SEC on or about March 30, 2004, is incorporated herein by reference.

      (c)(3)    None.

      (c)(4)    None.

      (c)(5)    All of the filing persons herein who are natural persons are citizens of the United States.

ITEM 4.    TERMS OF THE TRANSACTION.

  ITEM 1004

      (a)(1)    Not applicable.

      (a)(2)    Information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SUMMARY TERM SHEET—Required Vote

      SUMMARY TERM SHEET—Certain Effects of the Merger

      SUMMARY TERM SHEET—Interests of Executive Officers and Directors in the Merger

      QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

      SPECIAL FACTORS—Background of the Merger

      SPECIAL FACTORS—Certain Effects of the Merger

      SPECIAL FACTORS—Our Position as to the Fairness of and Reasons for Recommending Approval of the Merger

      SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee

      SPECIAL FACTORS—PDSH's and the Other Continuing Shareholders' Purpose, Reasons and Other Considerations for the Merger

      SPECIAL FACTORS—Material Federal Income Tax Consequences of the Merger

      SPECIAL FACTORS—Plans or Proposals After the Merger

      THE MERGER AND THE MERGER AGREEMENT—Accounting Treatment

      (b)    The information contained in the section of the Proxy Statement entitled SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT is incorporated herein by reference.

      (c)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SUMMARY TERM SHEET—Board of Directors' Recommendation To Shareholders

      SPECIAL FACTORS—Certain Effects of the Merger

      SPECIAL FACTORS—Interests of Executive Officers and Directors in the Merger

      (d)    Information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SUMMARY TERM SHEET—Dissenters' Rights

      INFORMATION CONCERNING THE SPECIAL MEETING—Dissenters' Rights

      DISSENTERS' RIGHTS

      ANNEX C to the Proxy Statement

      (e)    The information contained in the section of the Proxy Statement entitled SPECIAL FACTORS—Provisions for Unaffiliated Shareholders is incorporated herein by reference.

      (f)    None.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        ITEM 1005

      (a)    The information contained in the section of the Proxy Statement entitled CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS is incorporated herein by reference.

      (b)-(c)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SPECIAL FACTORS—Background of the Merger

      SPECIAL FACTORS—Financing the Merger; Sources of Funds

      SPECIAL FACTORS—Interests of Executive Officers and Directors in the Merger

      (d)    Not applicable.

      (e)    The information contain in the following sections of the Proxy Statement is incorporated herein by reference:

      SPECIAL FACTORS—Background of the Merger

      SPECIAL FACTORS—Financing the Merger; Sources of Funds

      SPECIAL FACTORS—Interests of Executive Officers and Directors in the Merger

      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      Annex A to Proxy Statement—Agreement and Plan of Merger

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        ITEM 1006

      (a)    Not applicable.

      (b),(c)(1)-(c)(8)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SUMMARY TERM SHEET—The Parties

      THE PARTIES

      SPECIAL FACTORS—Background of the Merger

      SPECIAL FACTORS—Certain Effects of the Merger

      SPECIAL FACTORS—Our Position as to the Fairness of and Reasons for Recommending Approval of the Merger

      SPECIAL FACTORS—Plans or Proposals after the Merger

      THE MERGER AND THE MERGER AGREEMENT—Purpose and Structure of the Merger

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

        ITEM 1013

      (a)-(c)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SUMMARY TERM SHEET—Recommendation of the Special Committee

      SUMMARY TERM SHEET—Board of Directors' Recommendation to Shareholders

      SUMMARY TERM SHEET—PDSH's and the Other Continuing Shareholders' Purpose, Reasons and Other Considerations for the Merger

      SPECIAL FACTORS—Background of the Merger

      SPECIAL FACTORS—Our Position as to the Fairness of and Reasons for Recommending Approval of the Merger

      SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee

      SPECIAL FACTORS—PDSH's and the Other Continuing Shareholders' Purpose, Reasons and Other Considerations for the Merger

      SPECIAL FACTORS—PDSH's and the Other Continuing Shareholders' Position as to the Fairness of the Merger

      THE MERGER AND THE MERGER AGREEMENT—Purpose and Structure of the Merger

      (d)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SPECIAL FACTORS—Certain Effects of the Merger

      SPECIAL FACTORS—Material Federal Income Tax Consequences of the Merger

      THE MERGER AND THE MERGER AGREEMENT—Purpose and Structure of the Merger

      THE MERGER AND THE MERGER AGREEMENT—Consideration to be Received by Our Shareholders

      THE MERGER AND THE MERGER AGREEMENT—Articles of Incorporation and Bylaws; Directors and Officers of the Surviving Corporation

      DISSENTERS' RIGHTS

ITEM 8.    FAIRNESS OF THE TRANSACTION.

        ITEM 1014

      (a)-(e)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SUMMARY TERM SHEET—Required Vote

      SUMMARY TERM SHEET—Recommendation of the Special Committee

      SUMMARY TERM SHEET—Board of Directors' Recommendation to Shareholders

      QUESTIONS AND ANSWERS ABOUT THE MERGER -What was the Opinion of the Financial Advisor?

      SPECIAL FACTORS—Background of the Merger

      SPECIAL FACTORS—Our Position as to the Fairness of and Reasons for Recommending Approval of the Merger

      SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee

      SPECIAL FACTORS—PDSH's and the Other Continuing Shareholders' Purpose, Reasons and Other Considerations for the Merger

      SPECIAL FACTORS—PDSH's and the Other Continuing Shareholders' Position as to the Fairness of the Merger

      (f)    The information contained in the section of the Proxy Statement entitled SPECIAL FACTORS—Background of the Merger is incorporated herein by reference.

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

        ITEM 1015

      (a)-(c)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SUMMARY TERM SHEET—Opinion of Financial Advisor to the Special Committee

      SPECIAL FACTORS—Our Position as to the Fairness of and Reasons for Recommending Approval of the Merger

      SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee

ITEM 10.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

        ITEM 1007

      (a)-(b)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SUMMARY TERM SHEET—Financing the Merger; Sources of Funds

      SPECIAL FACTORS—Financing the Merger; Sources of Funds

      (c)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SUMMARY TERM SHEET—Financing the Merger; Sources of Funds

      SPECIAL FACTORS—Financing the Merger; Sources of Funds

      THE MERGER AND THE MERGER AGREEMENT—Estimated Fees and Expenses of the Merger

      (d)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SUMMARY TERM SHEET—Financing the Merger; Sources of Funds

      SPECIAL FACTORS—Financing the Merger; Sources of Funds

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        ITEM 1008

      (a)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SPECIAL FACTORS—Interests of Executive Officers and Directors in the Merger

      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      (b)    The information contained in the section of the Proxy Statement entitled SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT is incorporated herein by reference.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

        ITEM 1012

      (a)    Not applicable.

      (b)    Not applicable.

      (c)    Not applicable.

      (d)-(e)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      INFORMATION CONCERNING THE SPECIAL MEETING—Purpose of the Special Meeting

      INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote

      SPECIAL FACTORS—Our Position as to the Fairness of and Reasons for Recommending Approval of the Merger

      SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee

      SPECIAL FACTORS—PDSH's and the Other Continuing Shareholders' Purpose, Reasons and Other Considerations for the Merger

      SPECIAL FACTORS—PDSH's and the Other Continuing Shareholders' Position as to the Fairness of the Merger

      SPECIAL FACTORS—Interests of Executive Officers and Directors in the Merger

ITEM 13.    FINANCIAL STATEMENTS.

        ITEM 1010

      (a),(c)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      COMPANY SELECTED CONSOLIDATED FINANCIAL INFORMATION

      WHERE YOU CAN FIND MORE INFORMATION

      INCORPORATION BY REFERENCE

      (b)    Not applicable.

ITEM 14.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        ITEM 1009

      (a)-(b)    The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

      SUMMARY TERM SHEET—Recommendation of the Special Committee

      SUMMARY TERM SHEET—Board of Directors' Recommendation to Shareholders

      SUMMARY TERM SHEET—Opinion of Financial Advisor to the Special Committee

      SUMMARY TERM SHEET—Security Ownership of Certain Beneficial Owners and Management

      QUESTIONS AND ANSWERS ABOUT THE MERGER—Who should I call if I have any questions?

      INFORMATION CONCERNING THE SPECIAL MEETING—Costs of Soliciting Proxies

      SPECIAL FACTORS—Our Position as to the Fairness of and Reasons for Recommending Approval of the Merger

      SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee

      SPECIAL FACTORS—Interests of Executive Officers and Directors in the Merger

      THE MERGER AND THE MERGER AGREEMENT—Solicitation of Proxies; Expenses of Solicitation

ITEM 15.    ADDITIONAL INFORMATION.

        ITEM 1011

      (a)    Not applicable.

      (b)    The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.    EXHIBITS.

        ITEM 1016

      (a)    Amendment No. 1 to Preliminary form of Proxy Statement filed with the Securities and Exchange Commission on July 27, 2004 is incorporated herein by reference.

      (b)    Commitment Letter between Cochran Road, LLC and PDS Holding Co., LLC, as amended, dated April 21, 2004.*

*
Previously filed.

      (c)    Opinion of The Seidler Companies Incorporated, attached as Annex B to Proxy Statement.

      (d)    Agreement and Plan of Merger, dated as of April 14, 2004, by and among PDS Gaming Corporation, PDS Holding Co., LLC and PDS Acquisition Sub, LLC (attached as Annex A to Proxy Statement)

      (e)    Not applicable.

      (f)    Section 302A.471 and Section 302A.473 of the Minnesota Business Corporation Act, attached as Annex C to Proxy Statement.

      (g)    None.

      (h)    Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PDS GAMING CORPORATION

By:	/s/ JOHAN P. FINLEY (Signature)

Johan P. Finley, Chairman and Chief Executive Officer (Name and title)

July 26, 2004 (Date)
PDS HOLDING CO., INC.

By:	/s/ JOHAN P. FINLEY (Signature)

Johan P. Finley, Chairman and Chief Executive Officer (Name and title)

July 26, 2004 (Date)
PDS ACQUISITION SUB, LLC

By:	/s/ JOHAN P. FINLEY (Signature)

Johan P. Finley, Manager (Name and title)

July 26, 2004 (Date)

By:	/s/ JOHAN P. FINLEY (Signature)

Johan P. Finley, Individually (Name and title)

July 26, 2004 (Date)

By:	/s/ LONA M. B. FINLEY (Signature)

Lona M. B. Finley, Individually (Name and title)

July 26, 2004 (Date)

By:	/s/ PETER D. CLEARY (Signature)

Peter D. Cleary, Individually (Name and title)

July 26, 2004 (Date)

        Instruction to Signature: The statement must be signed by the filing person or that person's authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See ss.240.12b-11 with respect to signature requirements.

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INTRODUCTION
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
  ITEM 8. FAIRNESS OF THE TRANSACTION.
  ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
  ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
  ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 12. THE SOLICITATION OR RECOMMENDATION.
  ITEM 13. FINANCIAL STATEMENTS.
  ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 15. ADDITIONAL INFORMATION.
  ITEM 16. EXHIBITS.
SIGNATURE